

June 8, 2009

Kurtis Hooley
Senior Vice President and Chief Financial Officer
Double Eagle Petroleum Co.
1675 Broadway, Suite 2200
Denver, CO 80202

> **Re: Double Eagle Petroleum Co.**
> **Registration Statement on Form S-4**
> **Filed April 20, 2009**
> **File No. 333-158659**
> **Supplementary Response Submitted June 1, 2009**

Dear Mr. Hooley:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1.   We remind you of comments 1, 2, and 3 from our comment letter dated May 11, 2009.

2.   As discussed during the May 22, 2009, teleconference, we would not object if the company were to obtain and file an opinion of counsel indicating that the merger will be a tax-free reorganization. In the event that the facts required for counsel to render that opinion changed and there was also a material change to the tax consequences as described in the proxy statement / prospectus, you would need to (1) obtain and file a new opinion of counsel to reflect the changed tax consequences; (2) recirculate a revised proxy statement / prospectus; and (3) resolicit the vote. It is always considered material when the consequences change from tax-free to taxable. The current disclosure you propose is inconsistent with

the tax-free disclosure that we understood you would provide. Also, you will need to provide us a written representation with regard to items (1); (2); and (3).

<u>Federal Income Tax Consequences, page 56</u>

3.   We note your response to our prior comment 6 and reissue the comment in part. Please revise your disclosure to address bullets two through five of our prior comment 6. In addition, please revise the disclosure under this heading to reflect that you are filing a tax opinion with the registration statement. The reference to the "attached" opinion is unclear in that regard.

4.   If you retain references to the possibility of the transaction being taxable, indicate that you will resolicit the vote under those circumstances.

<u>Opinion of Patton Boggs</u>

5.   In the opinion that you obtain and file as an exhibit, ensure that counsel eliminates the "only" and "and solely" text from the consent. It also must clarify the "certain regulatory filings" to which it refers. Lastly, it must make clear that it consents to the related disclosure that appears in the Form S-4, citing the applicable sections that include summaries of its opinion.

<u>Closing Comments</u>

    Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director

cc: Alan Talesnick   Robert Axelrod
        via facsimile (303) 894-9239   via facsimile (713) 861-2622